UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

NATURAL HEALTH TRENDS CORP.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

63888P406

(CUSIP Number)

David R. Earhart

Looper Reed & McGraw, P.C.

1601 Elm Street, Suite 4600

Dallas, Texas 75201

(214) 954-4135

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Various

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 63888P406

1.	Names of Reporting Persons. GEORGE BROADY

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF; 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,349,305 (1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,349,305 (1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,349,305 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 20.7%(2)

14.	Type of Reporting Person (See Instructions) IN

(1)           Includes (a) 61,693 Shares issuable upon conversation of Series A Convertible Preferred Stock and (b) 61,693 Shares issuable upon exercise of currently exercisable warrants.

(2)           Based on 11,306,323 Shares outstanding as of September 30, 2011.

Item 1.	Security and Issuer.

This Statement on Schedule 13D (the “Statement”) relates to the shares of common stock, $0.001 par value per share (the “Shares”), of Natural Health Trends Corp. (the “Issuer”).  The address of the principal executive offices of the Issuer is 2050 Diplomat Drive, Dallas, Texas 75234.

Item 2.	Identity and Background

(a)           This Statement is filed by George Broady.

(b)           The principal business address of Mr. Broady is 751 Canyon Drive, Suite 100, Coppell, Texas  75019.

(c)           Mr. Broady’s principal occupation is Chairman and Chief Executive Officer of Kings III of America, Inc., whose principal business address is as set forth in Item 2(b).

(d)           During the last five years, Mr. Broady has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the past five years, Mr. Broady has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such person  was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Mr. Broady is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Mr. Broady purchased the Shares acquired by him in various open-market transactions and transactions with the Issuer, since January 2007, with an aggregate of approximately $1,000,000 of personal funds.  An additional 90,000 Shares were granted to Mr. Broady by the Issuer in consideration of his service on its board of directors.

Item 4.	Purpose of Transaction.

Mr. Broady has acquired the Shares for investment purposes.  Mr. Broady does not have any plans or proposals with respect to any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D; provided, that Mr. Broady has served on the board of directors of the Issuer since October 17, 2008.  Based on various factors such as current or anticipated trading prices for the Shares, market and industry conditions, the financial and operating condition of the Issuer, and the composition of the Issuer’s board of directors, Mr. Broady may acquire additional Shares or sell all or part of his Shares, in his sole discretion, in open market or private transactions without any prior notice to the Issuer.  In connection with serving on the board of directors, Mr. Broady also regularly communicates with and makes suggestions to the Issuer’s officers, other directors and other shareholders with respect to the Issuer, including matters involving the Issuer’s operations, policies, management and board of directors composition.

Item 5.	Interest in Securities of the Issuer.

(a)           Mr. Broady is deemed to beneficially own 2,349,305 Shares.  Of the 2,349,305 Shares reported in this Item 5(a): (i) 2,225,919 Shares are held directly by Mr. Broady, (ii) 61,693 Shares are issuable to Mr. Broady upon conversation of Series A Convertible Preferred Stock and (iii) 61,693 Shares are issuable to Mr. Broady upon exercise of currently exercisable warrants.

The 2,349,305 Shares beneficially owned by Mr. Broady constitute approximately 20.7% of the Shares, based on a total of 11,306,323 Shares outstanding as of September 30, 2011.

(b)           Mr. Broady has sole power to vote and dispose of all Shares beneficially held by him.

(c)           Transactions in the Shares by Mr. Broady within the past sixty days are set forth in Schedule A herein.

(d)           Not applicable.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On May 4, 2007, the Issuer and Mr. Broady entered into a Stock and Warrant Purchase Agreement (the “Purchase Agreement”).  The Purchase Agreement provided for the purchase of 61,693 shares of Series A Convertible Preferred Stock and a warrant to purchase 61,693 Shares.  Each share of Series A Convertible Preferred Stock is convertible into one Share.  The Warrant provides for an exercise price between $3.80 and $5.00 per Share, depending on the date of exercise.  The warrant expires on May 4, 2013.  Pursuant to the Purchase Agreement, the Issuer granted Mr. Broady certain registration rights with respect to the Shares.  The foregoing summary of the Purchase Agreement and the Warrant is qualified in its entirety by reference to Exhibits 1 and 2, which are incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1.  Stock and Warrant Purchase Agreement dated May 4, 2007 between the Issuer and Mr. Broady

Exhibit 2.  Warrant to Purchase Shares of Common Stock dated May 4, 2007 (reissued January 21, 2008) between the Issuer and Mr. Broady

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: November 4, 2011

/s/ George Broady
George Broady

Schedule A

Set forth below is a summary of recent transactions in the Shares by Mr. Broady, including those within the past sixty days.  Except as otherwise indicated, all such transactions were open market transactions through registered broker-dealers.

Date	Shares Acquired	Price per Share
5/12/2011(1)	50,000	—
6/23/2011	278	$0.3400
6/24/2011	30	$0.3400
6/27/2011	350	$0.3400
6/28/2011	70	$0.3900
6/29/2011	700	$0.3900
7/1/2011	18,000	$0.3900
7/5/2011	9,500	$0.4400
7/5/2011	9,650	$0.4300
7/5/2011	3,825	$0.3900
7/8/2011	6,902	$0.4400
7/8/2011	5,850	$0.4400
7/8/2011	2,405	$0.4400
7/11/2011	222	$0.4400
7/12/2011	2,500	$0.4400
7/13/2011	10,376	$0.4400
7/14/2011	7,600	$0.4400
7/15/2011	11,000	$0.4400
7/25/2011	1,400	$0.3000
7/28/2011	17,028	$0.4400
7/28/2011	15,721	$0.4400
7/28/2011	4,279	$0.4400
7/28/2011	2,972	$0.3000
8/1/2011	20,000	$0.4400
8/10/2011	6,634	$0.3500
8/11/2011	18	$0.3500
8/18/2011	750	$0.3610
8/19/2011	5,500	$0.4500
8/19/2011	5,200	$0.4600
8/22/2011	3,800	$0.4500
8/25/2011	4,912	$0.5000
8/25/2011	1,500	$0.5200
8/31/2011	2	$0.5200
9/1/2011	5	$0.5200
9/22/2011	34,531	$0.6600

Date	Shares Acquired	Price per Share
9/23/2011	14,500	$0.6996
9/23/2011	3,000	$0.6950
9/23/2011	5,683	$0.6800
9/27/2011	11,302	$0.6900
9/30/2011	6,000	$0.6600

(1)           Restricted stock award